Giovanni Caruso Partner 345 Park Avenue	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
New York, NY 10154	gcaruso@loeb.com

August 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Margaret Schwartz
Michael Fay
Al Pavot

Re:	A SPAC I Mini Acquisition Corp. Responses to Staff’s Comments on Amendment No. 1 to
Draft Registration Statement on Form F-4
Submitted on July 25, 2023
CIK No. 0001981662

Ladies and Gentlemen:

On behalf of our client, A SPAC I Mini Acquisition Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-4 submitted on July 25, 2023 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 9, 2023 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	We note your response to comment number 1 but note that below these changes, the disclosure still states that the relative percentages assume that none of ASCA’s existing public shareholders exercise their redemption rights. Please reconcile this statement with the previous assumptions or advise.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover pages and on pages 10 and 76 of the Amendment.

2.	We note your response to comment number 42. Please revise to include the disclosure required by comment 4 of the Division of Corporation Finance’s Sample Letter to ChinaBased Companies issued by the Staff in December 2021 (the “Dear Issuer Letter”) by providing a description of how cash is transferred through NewGenIvf’s organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-reference to the consolidated financial statements.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover pages and pages 36 to 37 of the Amendment.

Summary of the Proxy Statement/Prospectus, page 17

3.	We note that in response to comment 2 of the Dear Issuer Letter you provided disclosure on the cover page concerning the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Per the last sentence of comment 2, please revise the Summary to address the risks highlighted on the cover page. Also disclose on the cover page and in the Summary that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau specifically have or may impact NewGenIvf’s ability to conduct its business, accept foreign investments, or list on a U.S. or foreign exchange.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover pages and pages 86 to 88 of the Amendment. The Company respectfully advises the staff that NewGenIvf and NewGenIvf’s subsidiaries do not have any business operation or maintain any office or personnel in mainland China, and only has an office in the Hong Kong Special Administrative Region, that predominantly focuses on administrative and support work.

4.	Please revise to include the disclosure required by comment 8 of the Dear Issuer letter by disclosing each permission or approval that NewGenIvf or its subsidiaries are required to obtain from Chinese authorities to operate its business and to offer the securities being registered to foreign investors. We note the cover page refers to permissions and filings related to listing on a U.S. securities exchange and consummating this offering but not permissions and approvals related to operating NewGenIvf’s business, and no such disclosure appears in this Summary section. Revise to state whether NewGenIvf or its subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve its operations, and state affirmatively whether it have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to NewGenIvf and your investors if it or its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and it is required to obtain such permissions or approvals in the future.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover pages and page 36 of the Amendment. The Company respectfully advises the staff that NewGenIvf and NewGenIvf’s subsidiaries do not have any business operation or maintain any office or personnel in mainland China, and only has an office in the Hong Kong Special Administrative Region, that predominantly focuses on administrative and support work. To the Company’s knowledge, no application to obtain permission or approval from the PRC authorities is required.

5.	Please revise to include the disclosure required by comment 9 of the Dear Issuer Letter by providing a clear description of how cash is transferred through NewGenIvf’s organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and NewGenIvf’s ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on NewGenIvf’s ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover pages and pages 36 to 37 of the Amendment.

Risk Factors

Risks Related to NewGenIvf’s Business and Industry

The defects in certain leased property interests and failure to register certain lease agreements may materially and adversely affect..., page 45

6.	We note your revised disclosure on page 45 in response to comment number 6 regarding the potential imprisonment of First Fertility PGS Center’s directors due to non-compliance with Thai law. We also note your disclosure on pages 109 and 145 indicating that the IVF treatment operations in Thailand and Cambodia are the main contributors to IVF treatment income. Within this risk factor, please provide further detail regarding the potential impact the loss of certain or all of the First Fertility PGS Center’s directors would have on NewGenIvf’s business, results of operations and financial condition.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Amendment.

Risks Related to the Potential Impact of PRC Laws and Regulations on NewGenIvf’s Subsidiaries’ Business

If NewGenIvf and/or NewGenIvf’s subsidiaries were to be required to obtain any permission or approval from or complete any filing..., page 76

7.	Please revise to provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts NewGenIvf’s business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 36 and 86 to 88 of the Amendment.

Background of the Business Combination, page 98

8.	We note your response to comment number 11 and reissue in part. Please provide more detail regarding the process of narrowing the original 20 potential target companies to 10 potential targets and again to four candidates, to include NewGenIvf. Please also provide more detail regarding the initial criteria that was considered and found in favor of a potential business combination with NewGenIvf. Finally, please clarify that NewGenIvf was not a potential target company that the ASCA representatives, management and/or board engaged with until after the other potential target companies were determined to not be viable for a potential business combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amendment.

9.	We note your revised disclosure in response to comment number 14 and reissue in part. On page 102, you state that “a version of the model that used market data as of November 30, 2022 and that incorporated assumptions and inputs provided by NewGenIvf was circulated to ASCA” and that “the final version of the model incorporated market data from December 2022.” Please revise to clarify whether the model you are referring to is that described in the “Operational Projections and Assumptions” section, the relevant market data considered as of the particular dates, and, if this model is different from the projections described in the “Operational Projections and Assumptions” section, specify the assumptions and inputs provided.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has clarified and revised the disclosure on pages 109, 114 and 116 of the Amendment.

Selected Public Companies Analysis, page 105

10.	We note your revised disclosure in response to comment number 19 and reissue in part. Please disclose, including by using quantitative metrics, the criteria IJW used to select comparable companies and revise to explain the challenges applying this analysis to NewGenIvf and its enterprise valuation of $60 million presented by the board in the initial negotiations.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 110 and 112 of the Amendment.

Operational Projections and Assumptions, page 107

11.	We have reviewed your response and revised disclosure in response to prior comment 21 and have the following comments:

●	Your methodology for projecting 2024 revenue based on a change in revenue recognition policy does not appear appropriate, in part, since you have not identified any specific changes that you intend to make nor have you provided any analysis of these changes under ASC 606. Please revise your projections so they are on a basis consistent with 2023; and

●	Provide us an analysis of Non-GAAP Financial Measures Compliance and Disclosure Interpretations 101.01 and 101.03.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 116, 117 and 122 of the Amendment.

12.	We note the below statements on pages 107 and 108 regarding your projections. However, we also note significant changes to 2023 projected revenue, gross profit, gross profit margin, selling & marketing expense, general & administrative expense, etc., when compared to your prior submission. We also note a decrease in 2024 projected general & administrative expense, when also compared to your prior submission. Please explain to us in detail all of these changes and also explain whether all of your disclosure related to projections is appropriate and accurate.

●	The projections and the assumptions underlying them reflect the opinion of NewGenIvf’s management, based on NewGenIvf’s business plans at the time the projections were prepared, which was in December 2022 to January 2023, taking into account the risks and uncertainties of NewGenIvf’s business, but there can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than projected. The projections and underlying assumptions do not take into account any circumstances or events occurring after the date they were prepared.

●	The financial projections were prepared by NewGenIvf as of December 31, 2022 and do not take into account any circumstances or events occurring after December 31, 2022, the date they were prepared.

COMPANY RESPONSE: The Company has revised the projections in response to comment 11 so that the projections are prepared on a consistent basis. This substantially changes the revenues and cost of revenues for 2024.

Due to an inadvertent error, the projections included in the original DRS filing were not the final projections used for the valuation or presented to the Board of Directors, so the Company revised them in Amendment No. 1 to reflect the projections actually used. Given that the projections used in the original filing were not the projections used in the valuation or presented to the Board of Directors, and in light of the revision to the projections in response to comment 11, we do not believe it would be appropriate or beneficial for public shareholders to be provided with an analysis of the changes.

Interests of Certain Persons in the Business Combination, page 116

13.	We note your revised disclosure relating to comment number 23 and ASCA’s belief that “the potential conflict of interest relating to the waiver of the corporate opportunities doctrine ... did not impact its search for an acquisition target...” Please clarify how the board considered these certain obligations and conflicts of interest in negotiating and recommending the business combination.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 125 and 213 of the Amendment.

Material U.S. Federal Income Tax Consequences, page 126

14.	We note your response to comment number 24 and your disclosure that the transaction should qualify as a “reorganization” within the meaning of Section 368 and no gain or loss generally should be recognized by U.S. Holders. As a result, it appears that tax consequences may be material to shareholders. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences you may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty. Refer to Staff Legal Bulletin No. 19, Section III.C.4. Additionally, please delete the disclaimer on page 136 that the summary of material tax considerations is provided for general information only as such statement implies that investors are not entitled to rely on the disclosure in your registration statement.

COMPANY RESPONSE: The Company has confirmed that NewGenIvf does not have any U.S. holders. Given that NewGenIvf is a non-U.S. entity with no U.S. holders, the Company has excluded discussions on the “U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders of NewGenIvf Shares.” Such discussions are irrelevant to the Company, as the Company’s investors are not subject to U.S. federal income taxes. As per Item 601(b)(8) of Regulation S-K, a tax opinion is mandated when “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing”. Because NewGenIvf has no U.S. holders, NewGenIvf does not foresee any material U.S. federal income tax consequences of the Acquisition Merger to its pre-merger shareholders. Furthermore, the Company has not made any representation as to the U.S. federal income tax consequences of the Acquisition Merger in the filing. Given the foregoing, the Company does not believe that there is a need for a tax opinion concerning the U.S. federal income tax consequences of the Acquisition Merger to NewGenIvf’s shareholders.

Competitive Strengths, page 146

15.	We note your revised disclosure relating to your “many” fertility service agents in China and India on page 147. Please revise to quantify the number of agents you contract with. We further note that, based on your table on page 158, in 2022, 199 customers held passports from China and India. Please revise your disclosure to provide more detail regarding how these service agents are contracted internationally, the process for agents to refer prospective clients, and the percentage of customers from India or China that rely on such an agent’s promotional information. Please also revise to provide the term and termination provisions of the agreements with these agents.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 154 of the Amendment.

Government Regulation, page 161

16.	We note your response to comment 29. Previously you disclosed that countries impose licensing requirements on tourism services providers but NewGenIvf does not believe that the nature of its services requires it to be licensed under applicable law. This statement was deleted and replaced with disclosure concerning Thailand’s tourism regulations. Please revise to describe the licensing requirements under the laws of the other jurisdictions in which you operate, or advise.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 169 of the Amendment. NewGenIvf has not provided arrangement of accommodation services in any other jurisdictions and as such the tourism service licensing requirements under the laws of the other jurisdictions are not applicable.

Revenue, page 170

17.	Please quantify the impact of sales price changes and of foreign currency rate fluctuations on your revenue variances. Disclose also the changes in new customers and average revenue per customer between periods. See the guidance in Item 5.A. of Form 20-F.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 178 of the Amendment.

Liquidity, page 175

18.	Please clearly disclose in this section that all of NewGenIvf’s 2021 and 2022 operating cash flows were distributed to its primary shareholders (page F-44). Disclose the business purpose of these distributions and how this use of cash is consistent with the statement on page 45 that “NewGenIvf requires a significant amount of capital to fund its operations and growth”. Also, please disclose whether Mr. Siu and Ms. Fong intend to repay the $2.2 million that they owe if you fall under the maximum redemption scenario since otherwise you will have a $2 million cash deficit (page 184).

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 182 and 227 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 182

19.	We have reviewed your response to prior comment 30. Please revise your pro forma financial statements to present a pro forma balance sheet as of the end of the most recent period for which one is included for A SPAC I in your filing, and to present a pro forma statements of operations for A SPAC I’s year ended December 31, 2022 and the subsequent interim period. See the guidance in Article 11-02(c) of Regulation S-X.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 196 to 198 of the Amendment.

20.	We note that accrued liabilities is presented as a current asset on page 184. Also, the negative cash balance should be presented as a liability instead of as an asset. Please correct your presentation and the related pro forma entries.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 191 of the Amendment.

Compensation of Executive Management, page 206

21.	Please tell us the amount of compensation that was paid to Mr. Siu and to Ms. Fong in 2021 and in 2022. Tell us also where these amounts are included in the financial statements of NewGenIvf.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure page 216 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 213

22.	We note your response to comment 34. Please revise the disclosure, here or elsewhere, to disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities. For example, we note that both Promissory Notes are non-interest bearing and convertible into warrants having the same terms and conditions as the public warrants, at the price of $1.00 per warrant at the option of the Sponsor, which does not appear to be contemplated in the current disclosure.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 223, of the Amendment.

A SPAC I Acquisition Corp.

Unaudited Condensed Statements of Cash Flows, page F-5

23.	Please revise your presentation to reflect the 3,272,305 Class A ordinary shares that were redeemed in 2023 (page 183).

COMPANY RESPONSE: The Company has revised the Unaudited Condensed Statements of Cash Flows, page F-5 in response to the Staff’s comment.

Audit Report, page F-40

24.	We note that the auditor is based in California and substantially all of NewGenIvf Limited’s operations are in Asia. Please tell us the percentage of hours expended on WWC’s engagement to audit these 2021 and 2022 financial statements that were attributed to work performed by persons other than WWC’s full-time, permanent employees.

COMPANY RESPONSE: WWC has confirmed that, in relation to the audit engagement for NewGenIvf’s 2021 and 2022 financial statements, all work performed was exclusively carried out by WWC’s full-time permanent employees, accounting for 100% of the total hours worked on NewGenIvf’s audit.

Note 16, page F-63

25.	The Due from Shareholders account comprises 80% of total assets at December 31, 2022. Please disclose the material terms of this receivable including the due date, interest rate, collateral, guarantees, etc. Disclose in MD&A the specific objective evidence that you considered in concluding that the balance is collectible. Also, please file a translated English version of the contract as an exhibit to the filing.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 182 and 227 of the Amendment. The repayment agreement will be filed by amendment.

26.	Your disclosure on page 218 indicates that the receivable from Seazen reflects the amount owed by Seazen from their purchase of NewGenIvf’s shares. It appears that this receivable should be presented as a deduction from equity instead of as an asset. See the guidance in Article 5-02.29 of Regulation S-X.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages F-40, F-42, F-44, F-49, F-59 and F-65 of the Amendment.

Exhibits

27.	We note that your Exhibit Index states that certain of the exhibits and schedules to Exhibit 2.1 have been omitted in accordance with Item 601 of Regulation S-K. To the extent the redactions are pursuant to Item 601(b)(2) or (b)(10) of Regulation S-K, please revise to mark the exhibit index to indicate that portions of the exhibit or exhibits have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Also revise to include brackets indicating where the information is omitted from the filed version of the exhibit.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Exhibit Index to indicate that certain exhibits and schedules to Exhibit 2.1 were omitted in accordance with Item 601(a)(5) of Regulation S-K.

General

28.	We note your response to comment 43, which we reissue. Please expand your disclosure regarding the sponsor’s ownership interest in the target company to disclose the approximate dollar value of the interest based on the transaction value, not just the market value.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 29-30 and 125 of the Amendment.

29.	We note your risk factors on pages 70 and 74 concerning enforcement of judgments and service of process and your disclosure that after the Business Combination most of PubCo’s senior executive officers will reside within Hong Kong, Thailand, Cambodia, and Kyrgyzstan for a significant portion of the time. Please revise to describe in more detail the location of PubCo’s anticipated senior executive officers and directors and to include a separate section that discloses the information required by Item 101(g) of Regulation S-K as well as corresponding Summary Risk Factor disclosure. Also ensure your Risk Factor disclosure covers each requirement of Item 101(g) of Regulation S-K.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 36 and 78 of the Amendment.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc:	Claudius Tsang